SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 33-66014

FNB FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

101 Lincoln Way West
McConnellsburg, PA  17223
(717) 485-3123

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Common Stock, par value $0.315 per share
(Title of each class of securities covered by this Form)

Not Applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box (es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12h-3(b)(1)(i)	☐	Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One.

Pursuant to the requirements of the Securities Exchange Act of 1934, Tower Bancorp, Inc., successor to FNB Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: June 1, 2006	BY:	/s/ JEFFREY B. SHANK
Jeffrey B. Shank
President and Chief Executive Officer
(principal executive officer)

It may be signed by an officer of the registrant by counsel or by any other duly authorized person. The name and title of the person signing this form shall be typed or printed under the signature.